MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Moelis & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

New York, New York
February 24, 2021

We have served as the Company’s auditor since 2008.

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

Assets

Cash and cash equivalents	$	77,851
Accounts receivable (net of allowance for credit losses of $1,871)		64,039
Accrued and other receivables		8,045
Due from affiliates		12,862
Investments at fair value (cost basis $154,640)		154,670
Equipment and leasehold improvements		294
Prepaid expenses and other assets		625
Total assets	$	318,386

Liabilities and member's capital

Due to affiliates	$	160,110
Deferred revenue		2,258
Accounts payable and other liabilities		2,084
Total liabilities		164,452
Member's capital		153,934
Total liabilities and member's capital	$	318,386

See notes to financial statements.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

1. **ORGANIZATION AND NATURE OF BUSINESS**

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2020, the Company had $15,599 invested in U.S. treasury instruments and $59,271 invested in a government securities money market fund. Additionally, the Company had cash of $2,981 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250.

Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized.

Accounts Receivable, Accrued Revenue and Allowance for Credit Losses – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

Included in the accounts receivable balance at December 31, 2020 were $18,314 of long term receivables related to private funds advisory capital raising engagements, which are generally paid in installments over a period of three to four years.

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. For purposes of determining appropriate allowances, the Company stratifies its population of accounts receivable into two categories, one for short-term receivables and a second for private funds advisory receivables. Each population is separately evaluated using an aging method that results in a percentage reserve based on the age of

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

the receivable, in addition to considerations of historical charge-offs and current economic conditions.

After concluding that a reserved accounts receivable is no longer collectible, the Company will charge-off the receivable. This has the effect of reducing both the gross receivable and the allowance for credit losses. If a reserved accounts receivable is subsequently collected, such recoveries reduce the gross receivable and the allowance for credit losses.

On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13— "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") using the modified retrospective method. Upon adoption, a cumulative adjustment was recorded which decreased retained earnings by $286. ASU 2016-13 replaces the incurred loss impairment methodology for financial instruments with the current expected credit loss (CECL) model which requires estimates of future credit losses based on reasonable supporting information. The Company will recognize its expected credit losses for each reporting period going forward.

Equipment and Leasehold Improvements – Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Revenue and Expense Recognition – We earn substantially all of our revenues from advisory engagements and, in many cases, we are not paid until the completion of an underlying transaction. The Company recognizes revenues from providing advisory services when or as our obligations are fulfilled and collection is reasonably assured. The vast majority of our advisory revenues, which include reimbursements for certain out-of-pocket expenses, are recognized over time; however, a small number of transactions may be recognized at a point in time. We provide our advisory service on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, our clients are continuously benefitting from our counsel and the over time recognition matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period. Upfront fees and retainers specified in our engagement letters that meet the over time criteria will be recognized on a systematic basis over the estimated period where the related services are performed. Revenues may be recognized at a point in time if the engagement represents a singular objective that does not transfer any notable value until formally completed, such as when issuing a fairness opinion. In these instances, the point in time recognition appropriately matches the transfer and consumption of our services.

Incremental costs of obtaining a contract are expensed as incurred since such costs are generally not recoverable and the typical duration of our advisory contracts is less than one year. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing our advisory services and are

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

typically expensed as incurred, pursuant to the service agreement ("Agreement") with Group LP, except where the transfer and consumption of our services occurs at a point in time. For engagements recognized at a point in time, out-of-pocket expenses are capitalized and subsequently expensed in the statement of income upon completion of the engagement. The Company records deferred revenues when it receives fees from clients that have not yet been earned (e.g. an upfront fee) or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g. upon satisfying conditions to earn an announcement fee, but before the transaction is consummated).

Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain required regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction. In these circumstances, we often do not receive advisory fees that would have been received if the transaction had been completed, despite the fact that we may have devoted considerable time and resources to the transaction. Barriers to the completion of a restructuring transaction may include a lack of anticipated bidders for the assets of our client, the inability of our client to restructure its operations, or indebtedness due to a failure to reach agreement with its creditors. In these circumstances, our fees are generally limited to monthly retainer fees and reimbursement of certain out-of-pocket expenses.

We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements, and capital markets expertise can be instrumental on both M&A and restructuring assignments.

Interest and Dividend Income – Interest and dividend revenue consists of interest and dividend income earned on principal investments held by the Company and receivables from the Company's placement fees from its private funds advisory business.

Equity-based Compensation – The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made in the accompanying Statement of Financial Condition. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Group LP, as the Company's sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its ownership interest in the Company. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Tax years from 2016 through 2019 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2020.

ASC 740-10 prescribes a two-step approach for the recognition and measurement of tax benefits associated with the positions taken or expected to be taken in a tax return that affect amounts reported in the Statement of Financial Condition. The Company has reviewed and will continue to

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. For the year ended December 31, 2020, no unrecognized tax benefit was recorded. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes as a result of the evaluation of new information, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax related interest and penalties, if applicable, as a component of income tax expense. For the year ended December 31, 2020, no such amounts were recorded.

Leases — The Company maintains operating leases for corporate offices. The Company determines if a contract contains a lease at inception. Operating leases are recorded as right-of-use ("ROU") assets, included within prepaid expense and other assets on the Statement of Financial Condition, and lease liabilities, included within accounts payable on the Statement of Financial Condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the lease commencement date and are measured at the present value of future lease payments over the lease term. The operating lease ROU assets consist of the lease liabilities, adjusted for any prepaid rent or certain lease incentives. Typically, our incremental borrowing rate is used to determine the present value of lease payments as generally the implicit rate is not readily determinable. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- The adequacy of the allowance for credit losses;
- The assessment of whether revenues should be constrained due to the probability of a significant revenue reversal;
- Measurement of equity-based compensation; and
- Other matters that affect the reported amounts and disclosures of contingencies in the Statement of Financial Condition.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, "Reference Rate Reform" ("ASU 2020-04"). ASU 2020-04 provides optional guidance for entities that are impacted by interest rate reform. Specifically, ASU 2020-04 allows for contracts under the scope of Topic 310—Receivables to be accounted for prospectively with the updated interest rate, among other specifications for debt, derivative instruments, and other contracts. ASU 2020-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

application is permitted. Upon initial evaluation, we do not anticipate any material changes to our Statement of Financial Condition.

4. **INVESTMENTS**

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2020:

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
Government securities money market	$ 59,271	$ -	$ 59,271	$ -
U.S. treasury instruments	15,599	-	15,599	-
Investments				
U.S. treasury instruments	154,670	-	154,670	-
Total financial assets	$ 229,540	$ -	$ 229,540	$ -

At the end of the reporting period, the Company reviews its U.S. treasury instruments held to determine whether the securities are of the most recent issuance of that security with the same maturity. If a U.S. treasury instrument was acquired from the most recent issuance it is classified as Level 1, otherwise it is classified as Level 2.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2020, consist of the following:

	Useful lives	Amount
Office equipment	3 Years	$ 1,478
Leasehold improvements	5 Years	158
Total		1,636
Less accumulated depreciation and amortization		(1,342)
Equipment and leasehold improvements		$ 294

6. MEMBER'S CAPITAL

The Company received non-cash capital contributions of $109,608 from Group LP for the year ended December 31, 2020 in connection with equity-based compensation. Group LP allocates the applicable vesting service expenses of Moelis & Company equity awards for employees to the Company. As the Company is not required to reimburse Group LP for this equity-based compensation expense allocation, the contribution is recognized as an increase to member's capital in the accompanying Statement of Financial Condition.

For the year ended December 31, 2020, the Company distributed capital of $348,438 to Group LP in the form of cash and cash equivalents.

7. RELATED-PARTY TRANSACTIONS

As of December 11, 2018, the Company entered into a service agreement ("Agreement"), with Group LP, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2020, due from affiliates reflects $8,362 owed by Moelis & Company Asia Limited, $990 owed by Moelis & Company Assessoria Financeira Ltda and $3,510 owed by Moelis & Company Europe Limited, Frankfurt am Main Branch in connection with shared services. Due to affiliates reflects $156,981 owed to Group LP, $472 owed to Moelis & Company UK LLP, $2,513 owed to Moelis & Company India Private Limited, $87 owed to Moelis & Company Netherlands B.V. and $57 owed to Moelis & Company UK LLP DIFC Branch in connection with shared services and service agreement allocations.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company maintains operating leases with expiration dates that extend through 2023. The Company records lease liabilities measured at the present value of future lease payments over the lease term. The implicit discount rates used to determine the present value of the Company's leases are not readily determinable, thus the Company uses an incremental borrowing rate, which was determined with reference to our available credit line.

The future minimum rental payments required under the operating leases in place at December 31, 2020 are as follows:

Fiscal Year Ended		Amount
2021	$	160
2022		202
2023		171
	$	533
Present Value Adjustment	$	27
Total	$	506

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal – In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self‑regulatory organizations conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2020
(dollars in thousands)

matters, compliance, accounting and operational matters, that can result in censure, fine, the issuance of cease‑and‑desist orders or the suspension or expulsion of a broker‑dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

9. REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2020, the Company had net capital of $96,800, which was $96,550 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the Statement of Financial Condition requiring recognition or disclosure in the Statement of Financial Condition.